Fuqin Fintech Limited

No.8 Guanghua Dongli

Zhonghai Guangchang, South Tower, 7th Floor

Chaoyang District, Beijing, PRC 100020

June 28, 2018

Via E-Mail

Era Anagnosti

Acting Assistant Director

Office of Financial Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	Fuqin Fintech Limited

Amendment No. 2 to

Draft Registration Statement on Form F-1

Submitted March 14, 2018

CIK No. 0001723141

Dear Ms. Anagnosti:

We are in receipt of your comment letter dated March 28, 2018 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by our responses:

Prospectus Summary – Overview, page 2

1.	We note your response to comment 3 that a loan will be deemed to have defaulted when the borrower has missed the payment at the time of 18:00 o’clock on the repayment date and the borrower has not reached an agreement with the Company regarding the resolution of the loan repayment. This definition of a “defaulted loan” appears to differ from that of a “delinquent loan” (i.e., 30 days past due, 60 days past due, etc.). Please further enhance your disclosure to differentiate between default and delinquency, and to quantify the default rate of loans facilitated on your platform, by channel (i.e., on-line vs offline) for each quarter presented.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that currently, the default information of our customers is tracked and reflected in our delinquency rate information as we do not differentiate and separately track default and delinquency information. A loan is considered defaulted if the borrower has missed an instalment payment at 6:00 pm on the payment date. We will generally follow up with the borrower immediately if we notice the borrower has missed the payment at the 6:00 pm cut-off time. We will notify the borrower the late payment and inquire the borrower’s plan to settle the late payment. If the borrower does not reach a repayment resolution with us after our follow-up with the borrower, we will then deploy our asset protection process. The missed payment could be any instalment payments and our repossession could be triggered immediately or within a couple of days depending on the cases of the borrower (i.e. depending on our assessment of the borrower’s intention and willingness to settle the payment based on our follow-up communications with the customer). The repossession is to ensure that the lenders’ investments are protected. We will not trigger the disposal process if the borrower later settles the missed payment, explains the reasons of late payment, and expresses the intention to repay the remaining instalment payments. We currently only track the delinquency information, which includes the number of days a payment has been delinquent. This delinquency will continue to be tracked if the borrower has not settled the payment, even if we have repossessed the vehicle. The disposal process will generally only be triggered when the borrower has been delinquent for the payment for over 90 days. Please refer to our updated disclosure on page 5 and 76.

Prospectus Summary – Our Products and Services, page 3

2.	We note your response to comment 5. Please include in your filing a chart that indicates the frequency of various APR rates you utilize in addition to providing the most prevalent rate. This chart should allow a reader to see what rates and range of rates are the most prevalent for the remaining 54.91% of the loans facilitated through your platform, as well as the median rate you provide.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added a chart in our filing to provide more information regarding the frequency of various ARP rates among the loans we utilized. Please see the added chart on page 3.

Industry and Market Background, page 6

3.	We note your response to comment 9. Since you are in the business of facilitating cash loans, and there appear to be no restrictions on how a borrower may use the borrowed funds, please provide as with a detailed analysis demonstrating how you arrived to the legal conclusion that Circular 141 does not apply to your business practices. We may have additional comments following the review of your response.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that Circular 141 specifies the features of “cash loans” as not relying on consumption scenarios, with no specified use of loan proceeds, no qualification requirement on customers and unsecured etc. Circular 141 sets forth several general requirements with respect to “cash loan” business, including, without limitation: (i) no organizations or individuals may conduct the lending business without obtaining approvals for the lending business; (ii) the aggregated borrowing costs of borrowers charged by institutions in the forms of interest and various fees should be annualized and subject to the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People's Court; (iii) all relevant institutions shall follow the “know-your-customer” principle and prudentially assess and determine the borrower's eligibility, credit limit and cooling-off period, etc. Loans to any borrower without income sources are prohibited; and (iv) all relevant institutions shall enhance the internal risk control and prudentially use the “data-driven” risk management model. Given that the loans facilitated through our platform are based on real consumption scenarios with specified use and all the loans are secured with the security interest in the borrowers’ cars as collateral, we believe they should not be deemed as “cash loans” under Circular 141, and thus our loan facilitation services through our platform are not subject to the regulation of Circular 141.

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If our practice is deemed to violate any PRC laws, rules or regulations..., page 27

4.	We note your revised disclosure in response to comment 15, particularly your statement that you cannot assure that the aggregate amount of loans taken out by a borrower on your platform and other online lending information intermediary platforms at a point in time, would not exceed the limit set in the Interim Measures. Please describe the possible penalties you would receive if a borrower exceeded the limit without your knowledge. Also describe if there are any public or private efforts to increase industry-wide information sharing.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the Interim Measures does not mention whether a platform will be penalized and what and how this platform will be penalized if a borrower exceeded the limit on another lending platform. As long as we ensure that the loans facilitated through our platform does not exceed the limit, we will not be penalized. At present, there are no relevant policies stating how a platform will be penalized when exceeding the limit. In order to resolve the industry information sharing, the relevant governing body has approved and established the Online Financing Association of China to help the industry to fulfil self-management and information sharing within the industry. We believe the governing body will announce more measures to achieve the objective of overseeing a borrower’s borrowings on multiple platforms. We have added additional descriptions in the related disclosure on page 27 and 28.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

5.	We note your response to comment 18 and enhanced disclosure on page 54, which includes only a brief discussion of changes in cash. Please expand your disclosure to provide a more fulsome discussion and analysis of changes in financial position that addresses any material changes in other balance sheet items. Your discussion should address any material events and / or causes for material changes from year to year that would better facilitate an understanding of your financial condition and changes in financial condition. Refer to Instructions to paragraph 303(a) in Item 303 of Regulation S-K for guidance.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure to include the analysis on the other major balance sheet items which have impacts on our financial conditions. Please refer to our expanded disclosure under section “Specific Factors Affecting Our Result of Operations on page 55 to 58.

Ability to Maintain and Expand our Borrower in a Cost-Effective Manner, page 55

6.	We note your response to comment 23 that the different repayment methods do not have a direct impact on the credit quality of the loans. However, we note from your Average Delinquency Rates tables by repayment method on page 57 that loans paying principal and interest together have higher average delinquency rates than those paying interest first and principal at maturity. Please revise your disclosure to explain the underlying reasons for the difference in average delinquency rates between the two repayment methods.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the method of paying interest first and principal at maturity only accounted for 17.96% of our total revenue according to our previous disclosure in the Registration Statement. Due to its lower percentage compared to the total revenue, the delinquency data related to this method may not be representative of the population and produce an objective and comparable result for the two methods. The volume of loans under this method is small and the delinquency amount is also very small, therefore resulting in a lower delinquency rate. Overall, we would like to indicate that both methods currently have a relatively low delinquency rate. We have added additional disclosure under the tables to explain the reasons for the difference in the delinquency rates between the two methods under section “Ability to Price Accurately” on page 57.

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7.	As a related matter, please revise your disclosure to quantify the default rate of the loans facilitated on your platform, by repayment method (i.e., either paying the principal and interest together in monthly installments or paying the interest first monthly and then repay the principal at maturity of the loan) for each quarter presented.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that as we explained in our response to comment 23 in your comment letter dated December 7, 2017, the percentage of loans by the two methods (i.e., 1) paying principal and interest together vs. 2) paying the interest first and then paying the principal at maturity of the loan) is 82.04 % and 17.96% respectively. We would also like to clarify for the Staff that the different methods do not have a direct impact to the credit quality of the loans. However, through the percentage information of the different methods, the Company has noticed that principal and interest together method has a larger contribution to loan volumes facilitated through the Company. Therefore, the Company will design and initiate more competitive loans products surrounding this method in our future operations. Please refer to the disclosure under section “Ability to Price Accurately” on page 57 and “Loan Pricing Mechanism” on page 73.

8.	You now disclose that you have optimized your loan approval process by, among other things, eliminating certain “evaluation” steps for certain “qualified” customer. Further expand your disclosure to explain who you consider to be a qualified customer, identifying also the evaluation steps you have eliminated with respect to this subset of customers.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the qualified customers are those loan applicants who have a stable residence, have owned a vehicle for a full year, and whose bank statements in the last 6 months have shown that the average monthly cash receipt is sufficient to cover 2 times of the monthly loan repayment amount. The steps that we have eliminated for these qualified customers include eliminating the business trips to where the customers live to physically verify the borrower’s information. Please refer to the disclosure under section “Ability to Maintain and Expand the Borrowers in a Cost-Effective Manner” on page 55 and 56.

Critical Accounting Policies, page 66

9.	We note your response to comment 28 and your revised disclosure on page 66 which identifies your accounting policies for deferred tax assets and related valuation allowance as the areas requiring significant judgment and estimate and refers a reader to Note 2 of your financial statements. It appears that, given the nature of your business as described, there are other areas that could be considered to require significant judgments, assumptions and estimates, including but not limited to your consolidation policy, revenue recognition, etc. Please revise to include a discussion of all your critical accounting policies that may have a material impact on your financial condition and results of operations and on the comparability of reported information over different reporting periods. Refer to SEC Interpretive Release on MD&A (No. 33-8350) available at: http://www.sec.gov/rules/interp/33-8350.htm.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised this section on page 63 to include additional areas of our financial statements that require significant judgment and estimate.

Business

Overview, page 67

10.	We note your response to comment 30 and your revised disclosure on pages 2 and 67 that of the total amount of RMB1,868,000,000 (USD278,789,058) loans facilitated as of October 31, 2017, RMB 1,280,926,100 (USD 191,171,403) were facilitated through the online channel and RMB 587,073,900 (USD 87,617,655) were facilitated through the offline channel. We also not your revised disclosure on page 14, which indicates that the total amount of loans facilitated through your marketplace as of October 31, 2017 was RMB1,199,159,000 (USD 180,996,000), with RMB556,175,000 (USD 83,947,000) facilitated through the online channel and RMB642,984,000 (USD 97,049,000) facilitated through the offline channel. Please explain this apparent discrepancy and revise your disclosure as necessary.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we had revised our disclosure. Please refer to the relevant section on page 2 and 64 for our revisions.

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11.	We note your revised disclosure and response to comment 34. Please revise to explain what a verification process of the entities acting as a source of customer referrals entails and whether you entered into an agreement after the verification process. Briefly disclose the material terms of such agreements.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that these customer referrers need to meet certain requirements before they can enter into referral agreements with us. These requirements include:

1.	There is no existing competition relationship with us. The customer referrers shall not engage in auto loan facilitating business;
2.	It has business operating venues. The customer referrers must be a legitimate entity that has a business license and operating venue;
3.	It must be familiar with the local economic environment. The referrers and its management must have existed and lived in the local area for more than 2 years.

The Company will gather such information including the business licenses and business operating geographic area to verify whether the referrers meet the above three criteria. If a customer referrer meets all the requirements, we will then sign an agreement with the customer referrer. The material terms of such agreements include the following:

•	The customer referrer will refer potential borrowers to the Company. The customer referrer does not have the rights to conduct the assessment and approval process related to the borrowing. The borrowers referred will be assessed and approved by the Company;
•	The Company and the customer referrer do not have a labor employment relationship;
•	The Company will compensate the customer referrer based on the agreed-upon compensation indicated in the agreement.

We have added the above disclosure under section “Customer Acquisition Channels and Long Term Opportunities” on page 78.

12.	We note that your revised disclosure in response to comment 35 focuses on the asset protection team’s role in the repossession process. Please expand your disclosure to address your role as a servicer in collecting payments from borrowers and how this process impacts your financial results.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that there are currently no specific regulations in China regarding what role (i.e. responsibilities and duties) that a platform will bear in terms of pursuing and collecting delinquent loan payments, but there are rules requiring that the platform cannot provide guarantee to the principal and interest of the borrower. However, the Company is still conducting work to collect the delinquent payments from the borrowers in order to control the overall risk of our lending platform. The objectives are to reduce delinquency and minimize the losses of the investors resulted from the delinquency by the borrowers. A good risk management of our platform will help us to build up trust, reputation and market image of our platform. We have updated our disclosure to further clarify this. As discussed in our previous responses, the platform only charge facilitation service fees and therefore the repossession process will not have direct impacts to our financial results. Please refer to our updated disclosure on page 65.

13.	We note your response to comment 36, and revised disclosure on page 68, that aside from salaries of the asset protection team and the costs of the relevant repossession tools, there were no other material costs incurred in the repossession process. In order for us to better understand the repossession process and related cost, please tell us the extent of storage costs and repair / reconditioning costs associated with preparing the vehicles for resale that are associated with the repossession process.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully assure the Staff that the Company is not responsible for the storage costs. These costs are covered in the disposal costs of the vehicles and they are not borne by the Company. The Company does not repair or recondition the repossessed vehicles for resale and they will be sold as is.

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14.	We note your response to comments 35 through 37 and your revised disclosure on page 75 that in order to ensure the effective management of pledged car titles, including the disposals of the titles upon a loan default, all of the pledged car titles are registered under the name of the Company. Please explain how you account for these repossessed vehicles from the time that title is transferred to you until the vehicle is sold. In preparing your response, please include reference to the authoritative literature supporting your accounting treatment.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the registration is only registering the security interest in the pledged car. There is no transfer of title; the title of the car stays with the borrower. The pledge registration is made to perfect the security interest by giving public notice that there is a right to take possession of and sell the car for repayment with a priority when the loan is in delinquency. Because there is no transfer of title, there is no accounting treatment required for these repossessed vehicles as they do not meet the general concepts of assets, which in accordance with the FASB Concept Statement 6 generally refer to probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events. The registration of the pledge of the car does not create direct future economic benefits to us. We have revised the term “auto title loan” to “secured loan” or “loan secured by the security interest in the borrower’s automobile” throughout the registration statement to avoid confusion.

Services offered to Borrowers, page 73

15.	We note your response to comment 44 and your enhanced disclosure on page 73 that the decrease in the average loan amounts from 2015 to 2017 was due to the wider variety of borrowers acquired through rapid expansion of your business thereby resulting in a dilutive effect. Please revise your disclosure to address any changes in the mix of loan products / amounts facilitated to these new borrowers over this period of rapid expansion, the underlying reasons for any change in this mix, and how these changes, if applicable, impacted your average loan amounts during the periods presented.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that our business network has expanded to more northern areas of China through our rapid business expansion. These areas are mostly located in less-developed third-, fourth-, and fifth-tiered areas in China. Residents in these areas generally have less high-valued luxury cars. The values of the cars are mostly lower than RMB200,000 (approximately USD 30,115). Therefore, the average individual loan amount applied and processed through our platform in 2017 and 2016 were lower compared to 2015. We have summarized the values of the cars used as collateral for the loans facilitated on our platform for the recent three years in the charts below. From these charts, we can see that percentage of lower-valued cars have increased and the percentage of higher-valued cars have decreased from 2015 to 2016. Therefore the average value of cars used as collateral has decreased, and as a result, the average loan amount facilitated through our platform has decreased. We have included the additional disclosures in the respective section on page 71 and 72.

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Loan pricing mechanism, page 74

16.	Please revise your disclosure to clarify who is the party with the authority to make an election with regard to the loan repayment method. For example, when the facilitation service fees are deducted from the loan to be disbursed to the borrower, is that election subject to the lender’s approval and is the facilitation fee paid to you directly by the lender?

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully assure the Staff that the repayment method is elected by the borrower. The facilitation service fee is charged to and collected directly from the borrower. The facilitation service fee can be paid by the borrower either using their separate fund or deducted from the loan disbursed to the borrower. We noted that this is already disclosed in section “Loan pricing mechanism” on page 73.

17.	In the last paragraph of your disclosure here, please identify the percentage of loans “Secured by installing a GPS” collateral.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the loans secured by installing a GPS account for 90% of the total loans facilitated by us. We have added this disclosure in section “Loan pricing mechanism” on page 73.

Services offered to Borrowers, page 73

18.	We note your revised disclosure in response to comment 7. Please indicate whether the WDZJ Report was commissioned by the company for use in your registration statement.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that WDZJ was not commissioned by us. They are a company engaging in the research and analysis of market trends of peer-to-peer lending industry. The report produced by WDZJ is based on information collected by themselves from the industry and the report is published on their website available to the public. We have revised our disclosure on page 70.

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Services offered to Lenders, page 74

19.	We note your responses to comments 47 and 48. Please disclose the percentage of your lenders that have authorized your automatic investing function for the periods presented in the financial statements. Also disclose, if material, the number of lenders that revoke the authorization after having provided it. If you do not permit such revocation, please disclose that fact.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that for the periods presented in the financial statements, the platform has only enabled the automated investing functions. The manual investing function was not enabled and introduced to the lenders until March 2018. Therefore, all lenders were required to authorize the use of our automatic investing functions in order to make an investment on our platform for the periods presented in the financial statements. The authorization will only be revoked when the loans are terminated or matured. We have added the additional disclosure on page 73.

20.	Please disclose whether a lender has the ability to set any parameters regarding the types of loans it will fund within your automatic investing function. Please revise the disclosure following the chart on page 75 to clearly indicate how many of these decisions a lender is still able to make if it does not individually authorize each loan.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the lender is able to set the lending amount and term when setting the automatic investing function. After the setting is done, the parameters can no longer be changed subsequently. If the lender does not make such authorization, the lender will not be able to complete the lending transaction. We have added the disclosure on page 74.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of significant accounting policies – Revenue recognition, page F-37

21.	We note your response to comment 57 and your enhanced disclosure on pages 74 and F- 10. Please further expand your disclosure to include the approximate percentage of lenders that use the self-directed investing tool and the percentage that use the automated investing tool to help make automatic loan subscriptions.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that as discussed in our responses in the SEC’s other comments, all lenders have used the automated investing tool to make loan subscriptions since the manual investing function had not been enabled to the lenders for the periods presented in the financial statements. We have updated our disclosures in section “Services offered to Lenders on page 73, and section “Revenue recognition” on page F-10.

22.	Please update the summary compensation table disclosure for the last full fiscal year, in accordance with Item 6.B of Form F-20.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we had revised the summary compensation table, please refer to page 96 for the summary compensation table.

We hope this response has addressed all of the Staff’s concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Fuqin Fintech Limited

By:	/s/ Xingliang Li
Name:	Xingliang Li
Title:	Chief Executive Officer

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